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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 16(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-7792

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

TAX-ADVANTAGED SAVINGS PLAN OF POGO PRODUCING COMPANY

        B. Name of issuer of the securities held pursuant to the plan of the address of its principal executive office:

POGO PRODUCING COMPANY
5 GREENWAY PLAZA, SUITE 2700
HOUSTON, TEXAS 77046

Item 4.(a)	Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Tax-Advantaged Savings
Plan of Pogo Producing
Company
Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

Tax-Advantaged Savings Plan of Pogo Producing Company
Contents
December 31, 2002 and 2001

Page(s)
Report of Independent Auditors	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedule
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	8
Consent of Independent Accountants	9
Note:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable or the information required is disclosed in the financial statements and notes thereto.

Report of Independent Auditors

To the Executive Committee of the
Tax-Advantaged Savings Plan of Pogo Producing Company

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of the Tax-Advantaged Savings Plan of Pogo Producing Company (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for Plan benefits for the year then ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers

June 26, 2003
Houston, Texas

Tax-Advantaged Savings Plan of Pogo Producing Company
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Investments, at quoted market value	$22,080,321	$18,469,374
Contributions receivable
Participant	78,314	73,442
Company	54,355	51,327
Cash	1,000	1,000

Net assets available for benefits	$22,213,990	$18,595,143

The accompanying notes are an integral part of these financial statements.

Tax-Advantaged Savings Plan of Pogo Producing Company
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Interest/dividend income	$199,353
Net appreciation in market value of investments	2,457,684
Other	2,697
Contributions Participant
Participant	1,436,600
Company	1,149,832

Total contributions	2,586,432
Benefits paid	(1,627,319)

Increase in net assets available for plan benefits	3,618,847
Net assets available for plan benefits
Beginning of year	18,595,143

End of year	$22,213,990

The accompanying notes are an integral part of these financial statements.

1.
Description of Plan

  General
  Pogo Producing Company ("Pogo" or the "Company") adopted the Employees Stock Purchase Plan effective January 1, 1978, as amended July 10, 1981. On January 1, 1985, the Employees Stock Purchase Plan was amended and renamed the Tax-Advantaged Savings Plan of Pogo Producing Company (the "Plan"). Any full-time active employee of Pogo is eligible to be a participant of the Plan on the first day of the calendar quarter following employment.

  John 0. McCoy, Jr., an officer of Pogo, serves as trustee of the Plan. The Plan is administered by an administrative board appointed by Pogo's board of directors.

  Investments
  The Plan's investment options include Pogo common stock, the Vanguard Prime Money Market Fund, the Vanguard Long-Term Corporate Fund Investor Shares, the Vanguard Wellington Fund Investor Shares, the Vanguard 500 Index Fund Investor Shares and the Vanguard PRIMECAP Fund Investor Shares.

  All such investments are stated at market value based on quoted market price.

  Contributions
  Each participant may contribute up to 10 percent of his compensation to the Plan. In accordance with provisions of the Internal Revenue Code of 1986, as amended (the "IRC"), each participant's contributions are subject to certain limitations. This limitation was $11,000 and $10,500 for 2002 and 2001, respectively. Pogo contributes an amount equal to each participant's contribution, limited to a maximum of 6 percent of the participant's eligible compensation. Each participant's account is credited with his or her contribution, the company-matching contribution and an allocation of Plan earnings. Allocations of earnings by investment are based on the proportion that each participant's account balance bears in relation to the total of all participant account balances in that investment. Matching funds contributed to the Plan by Pogo are invested entirely in Pogo common stock.

  Vesting
  The Plan allows participants to be fully vested in the portion of the Plan which is represented by Pogo matching contributions after two full years of employment with the Company. Participants are fully vested in their own contributions immediately.

  In the event of death, retirement, disability or termination after vesting, a participant is entitled to all of his portion of the Plan equity applicable to Pogo's matching contributions.

  Forfeitures
  A participant terminated for reasons other than death, retirement or disability forfeits the unvested portion of his Plan equity attributable to Pogo's matching contribution, and such forfeiture is held in suspense for one year. If the participant returns to employment prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is not forfeited. If the participant is not reemployed prior to incurring a one-year break in service, his unvested share of Pogo matching contributions is forfeited and used to reduce future contributions by Pogo. At both December 31, 2002 and 2001, there were no shares of Pogo's common stock forfeited and held in suspense.

  Expenses
  All Plan expenses are paid by Pogo, either directly or, in the case of broker fees, by reimbursements made to the Plan.

  Termination of the Plan
  The Plan may be terminated, amended or modified by Pogo's board of directors at any time. In the event the Plan is terminated, all participants will become fully vested in their Company matching contributions.

2.
Summary of Accounting Policies

  Basis of Accounting
  The records of the Plan are maintained on the cash basis of accounting and are adjusted to the accrual basis for financial reporting purposes, except for benefits paid which are reported on the cash basis.

  Investment Valuation
  Quoted market prices as of the last trading day of the Plan year have been used to determine the market value of Plan investments.

  Use of Estimates
  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.
Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for Plan benefits from the financial statements to the Form 5500 at December 31:

	2002	2001
Net assets available for Plan benefits per the financial statements	$22,213,990	$18,595,143
Less: Amounts allocated to withdrawing participants at December 31	(364,671)	(17,346)

Net assets available for Plan benefits per the Form 5500	$21,849,319	$18,577,797

  The following is a reconciliation of benefits paid from the financial statements to the Form 5500 at December 31, 2002:

Benefits paid per the financial statements	$1,627,319
Add: Amounts allocated to withdrawing participants at December 31, 2002	364,671
Less: Amounts allocated to withdrawing participants at December 31, 2001	(17,346)

Benefits paid per the Form 5500	$1,974,644

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4.
Investments

  The following table details investments at quoted market price. Investments representing five percent or more of the Plan's net assets in either year are separately identified by an * at December 31:

	2002	2001
Pogo common stock
Participant-directed	$2,667,948 *	$2,699,256 *
Nonparticipant-directed	10,690,908 *	7,409,914 *
Vanguard Prime Money Market Fund	1,363,274 *	713,331
Vanguard Wellington Fund Investor Shares	1,712,910 *	1,516,528 *
Vanguard 500 Index Fund Investor Shares	1,858,253 *	1,805,813 *
Vanguard PRIMECAP Fund Investor Shares	3,068,399 *	3,798,195 *
Vanguard Long-term Corporate Fund
Investor Shares	718,629	526,337

	$22,080,321	$18,469,374

  During 2002, the Plan's investments appreciated in value by $2,457,684, as follows:

Common stock	$4,128,705
Registered investment companies	(1,671,021)

$2,457,684

5.
Nonparticipant-Directed Investments

  Information about the net assets at December 31, 2002 and 2001, and the significant components of the changes in net assets for the year ended December 31, 2002, relating to the nonparticipant-directed investments is as follows:

	2002	2001
Net assets
Pogo common stock, at quoted market value	$10,690,908	$7,409,914
Company contributions receivable	54,355	51,327

	$10,745,263	$7,461,241

Changes in net assets
Interest/dividend income	$34,658
Net appreciation in market value of investments	3,209,730
Company contributions	1,149,832
Benefits paid	(1,107,182)
Other	(3,016)

	$3,284,022

6.
Related-Party Transactions

  Certain Plan investments are shares of registered investment companies managed by the Vanguard Group ("Vanguard") and shares of Pogo common stock. Vanguard is the Plan's custodian and Pogo is the Plan's sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions that are exempt from the prohibited transactions rules.

7.
Federal Income Taxes

  The Plan is intended to be a qualified plan pursuant to Section 401(a) of the IRC, as amended. The Company received a favorable tax determination letter from the IRS on June 28, 2002, stating that the Plan, as designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.
Risks and Uncertainties

  The Plan provides for investments in Pogo common stock and various registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that significant changes in the values of investment securities will occur in the near term.

Identity of Issuer, Borrower Lessor or Similar Party	Description of Investment	Number of Shares/Units	Cost	Current Value
Pogo Producing Company*	Pogo nonparticipant-directed common stock	287,004	$6,723,715	$10,690,908
Pogo Producing Company*	Pogo participant-directed common stock	71,623	**	2,667,948
The Vanguard Group*	Vanguard Prime Money Market Fund	1,363,274	**	1,363,274
The Vanguard Group*	Vanguard Long-Term Corporate Fund Investor Share	77,858	**	718,629
The Vanguard Group*	Vanguard Wellington Fund Investor Shares	69,744	**	1,712,910
The Vanguard Group*	Vanguard 500 Index Fund Investor Shares	22,899	**	1,858,253
The Vanguard Group*	Vanguard PRIMECAP Fund Investor Shares	79,369	**	3,068,399

				$22,080,321

*
Indicates party-in-interest.

**
Cost not required for participant-directed investments.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX-ADVANTAGED SAVINGS OF POGO PRODUCING COMPANY
By:	/s/ JOHN O. MCCOY, JR. John O. McCoy, Jr. Member of the Administrative Board

Date: June 30, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23.1	— Consent of PricewaterhouseCoopers LLP
99.1	— Section 906 Certification